Exhibit 99.1

Sundial Receives Approval for Nasdaq Listing Transfer to Allow for Additional 180-Day Compliance Period

CALGARY, AB, Dec. 11, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") today announced that it has received approval to transfer the listing of its common shares to the Nasdaq Capital Market. The Company had sought the transfer to take advantage of the additional 180 calendar day compliance period offered on the Nasdaq Capital Market, which will extend the period that the Company has to regain compliance with Nasdaq's minimum bid price requirement. The transfer is expected to become effective on December 15, 2020.

As previously reported, the Company was notified by Nasdaq on May 12, 2020 that the bid price for its common shares was not in compliance with the Nasdaq minimum bid price requirement. At that time, the Company had until December 28, 2020 to regain compliance. The anticipated extension will allow the Company to regain compliance if for a minimum of 10 consecutive business days before June 26, 2021 the bid price for the Company's common shares closes at or above US$1.00 per share.

The Company intends to monitor the closing bid price of its common shares and has given written assurance to Nasdaq that it will, if necessary, implement available options to regain compliance with the minimum bid price requirement, including a reverse stock split.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's listing transfer to the Nasdaq Capital Market, the Company obtaining an additional compliance period, the trading price of the Company's common shares, and the Company's intention to use available options to regain compliance with the minimum bid price requirement, including a reverse stock split. In particular, any failure or delay in obtaining compliance with Nasdaq's minimum bid price requirement by the end of the applicable compliance period could result in the delisting of the Company's common shares from the Nasdaq Capital Market.  In such a case, you could be limited in the ways you can trade in the Company's common shares.  Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 11-DEC-20